Exhibit 99.3

BRAGG GAMING GROUP INC. ANNUAL MEETING TUESDAY, JUNE 17, 2025 AT 10:00 A.M. EDT FOR HOLDERS AS OF MAY 06, 2025 104833306 JUNE 13, 2025 2 E Matevz Mazij, Robbie Bressler 1A Election of Director - Matevz Mazij RECOMMENDATION: FOR 1B Election of Director - Holly Gagnon RECOMMENDATION: FOR 1C Election of Director - Mark Clayton RECOMMENDATION: FOR 1D Election of Director - Kent Young RECOMMENDATION: FOR 1E Election of Director - Don Robertson RECOMMENDATION: FOR 1F Election of Director - Ron Baryoseph RECOMMENDATION: FOR 2 To re-appoint MNP LLP of Toronto, Ontario as auditors for the RECOMMENDATION: FOR ensuing year and to authorize the directors of the Corporation to fix their remuneration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

BRAGG GAMING GROUP INC. ANNUAL MEETING TUESDAY, JUNE 17, 2025 AT 10:00 A.M. EDT JUNE 13, 2025 2 E 1 OF 1 2 2601 14TH AVENUE MARKHAM, ON L3R 0H9 offices of Blake, Cassels & Graydon LLP 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9 BRAGG GAMING GROUP INC. 130 KING STREET WEST, SUITE 1955, TORONTO, ON M5X 1K6 CANADA 10101010101010101010 11000011110010000111 11101011001010010100 11100111011000001111 10110110001001011100 10100100100000100001 11110000100101111000 110100100000111101 10100010010001111000 11101000001110011101 11111001010100111110 11100000001010001101 11100100010111001110 10000110001101100001 10010001110001010000 100010110110111001 10111101010111010110 10101000110100110101 11001101000010101010 11111111111111111111 P33259- 10 0 0 10 0 0 10 0 111 10 0 0 10 0 0 10 0 111